December 6, 2005

Via facsimile and U.S. Mail

Mr. Lloyd T. Rochford
President and Chief Executive Officer
Arena Resources, Inc.
4920 South Lewis Avenue, Suite 107
Tulsa, Oklahoma  74105

	Re:	Arena Resources, Inc.
		Supplemental Materials
      Sent November 22, 2005
		File No. 333-127741
		Form 10-KSB for the year ended December 31, 2004
		Filed March 17, 2005
		File No. 01-31657

Dear Mr. Rochford:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K
General

1. We note you have not submitted your response letter to EDGAR.
Please file your response letter and all future correspondence to EDGAR.

2. We note your expanded disclosure beginning on page five, in response to prior comment three, which indicates that acquisition and drilling cost per Boe are calculated by dividing the net capitalized costs by oil reserves, although no such metrics are disclose in proximity to your revised disclosure. Additionally, some per Boe metric computations throughout your document, such as but without limitation to average production costs and lease operating costs, remain undisclosed. We would expect the computational disclosure to immediately follow or precede the use of these measures to provide a more transparent understanding to readers. Additionally, it is unclear how your metrics are providing readers with enhanced understanding of your financial statements as the computation of your
Boe metrics do not appear consistent with your financial statement presentation. For example you indicate on page 15 that total Boe production was 223,333 for 2004, while average sales price was $38.09. However this differs from your total Boe production divided into net sales as reported in your financial statements.
Likewise,
but without limitation, your deprecation and lease operating metrics disclosed in your MD&A appear to differ. Please revise your disclosure to provide metrics which are transparent and enhance a readers understanding of the financial statements.

3. Some metrics you present are characterized differently in your narrative disclosures than those in your financial statements. For example you describe oil and gas production costs in your financial statements as lease operating costs in your narrative. As these terms may be interpreted differently, we would expect that characterizations in you MD&A and narrative would be consistent with that of your financial statement presentation, otherwise, your metrics may further confuse investors. Please revise your document accordingly.

Stock-based Employee Compensation, page 49

4. We note your response to prior comment seven indicating that you record the value of stock based compensation, issued to other than employees, on the day the compensation is earned, which is not necessarily the date issued. Please compare and contrast quantitatively and qualitatively your policy with the objective of measuring the fair value of stock based compensation based on the stock price at the grant date. Refer to paragraph 17 of SFAS 123. Please cite the literature which you believe supports your policy and demonstrate for each stock based issuance why it is appropriate to use the stock price when earned rather than the fair value estimated on the grant date.

5. As previously requested, disclose in the notes to your financial statements your policy regarding stock-based compensation issued to non-employees.

6. We note your response to prior comment 10 and are currently unable
to agree with your conclusion.  In this regard it remains unclear to
us how a five year vesting term is consistent with obtaining a greater ownership among your employees since this feature prohibits employees from immediately exercising their option. We note that no
options have been exercised as of December 31, 2004 and only
200,000
options are vested. Additionally, a five year vesting feature appears more indicative as an incentive to retain employees. Please clarify whether unexercised options, vested or non-vested, are forfeited upon termination of employment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Melinda Kramer at (202) 551-3726 or Tangela
Richter, Branch Chief, at (202) 551-3685 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


CC:	Ken Dornblaser, Esq.

      Melinda Kramer
      Tangela Richter

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Mr. Lloyd T. Rochford
Arena Resources, Inc.
December 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010